Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2016	2015	2014	2013	2012
Earnings, as defined:
Pretax income	$1,704,596	$1,527,204	$1,545,121	$1,432,210	$1,355,402
Add: Fixed charges	745,882	700,512	677,390	686,258	734,564
Add: Dividends from unconsolidated subsidiaries	46,170	40,128	36,707	36,416	33,470
Deduct: Equity earnings of unconsolidated subsidiaries	42,123	34,390	30,151	30,020	29,971
Total earnings, as defined	$2,454,525	$2,233,454	$2,229,067	$2,124,864	$2,093,465
Fixed charges, as defined:
Interest charges	$646,907	$595,282	$566,608	$575,199	$601,582
Interest charges on life insurance policy borrowings	203	233	214	245	310
Interest component of leases	98,772	104,997	110,568	110,814	132,672
Total fixed charges, as defined	$745,882	$700,512	$677,390	$686,258	$734,564
Ratio of earnings to fixed charges	3.3	3.2	3.3	3.1	2.8